#AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049305

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8- 53091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERCHWOOD PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. ZWART — 201-201-3929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, WILLIAM J. ZWART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERCHWOOD PARTNERS LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRIDGET JOHNSON
Notary Public - State of New York
NO. 01JO6299383
Qualified in Queens County
My Commission Expires Mar 24, 2018

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2014

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
of BerchWood Partners LLC and Affiliate

We have audited the accompanying consolidating statement of financial condition of BerchWood Partners LLC and Affiliate as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidating financial statement. BerchWood Partners LLC and Affiliate's management is responsible for this consolidating financial statement. Our responsibility is to express an opinion on this consolidating financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidating statement of financial condition is free of material misstatement. BerchWood Partners LLC and Affiliate are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BerchWood Partners LLC and Affiliate's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidating statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidating statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating statement of financial condition referred to above presents fairly, in all material respects, the consolidating financial condition of BerchWood Partners LLC and Affiliate as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 27, 2015

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ■ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ■ Fax (845) 634-5409

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

	Total	Elimination	BerchWood Partners LLC	BerchWood Partners LLP
Cash and cash equivalents	$ 724,658	$ -	$ 531,812	$ 192,846
Cash - restricted	89,487	-	89,487	-
Fees receivable	2,822,852	-	1,369,306	1,453,546
Property and equipment at cost, net of accumulated depreciation of $145,349	87,478	-	72,451	15,027
Security deposit	50,720	-		50,720
Other assets	38,443	-	24,143	14,300
Investment in affiliate	-	(85,982)	85,982	-
Due from affiliate	-	(1,709,124)	1,709,124	-
TOTAL ASSETS	$ 3,813,638	$ (1,795,106)	$ 3,882,305	$ 1,726,439

LIABILITIES AND EQUITY

	Total	Elimination	BerchWood Partners, LLC	BerchWood Partners, LLP
LIABILITIES:				
Accrued expenses	$ 162,055	$ -	$ 118,232	$ 43,823
Capital lease obligation	18,056	-	18,056	-
Retirement plan payable	42,704	-	42,704	-
Deferred rent liability	48,384	-	8,528	39,856
Deferred income taxes	29,000	-	29,000	-
Due to affiliate	-	(1,709,124)	-	1,709,124
Total Liabilities	300,199	(1,709,124)	216,520	1,792,803
COMMITMENTS AND CONTINGENCIES				
MEMBERS' EQUITY:				
Members' Equity	3,704,602	(85,982)	3,665,785	124,799
Accumulated other comprehensive loss: Foreign currency translation loss, net of $0 deferred income taxes	(191,163)	-	-	(191,163)
Total Equity (Deficiency)	3,513,439	(85,982)	3,665,785	(66,364)
TOTAL LIABILITIES AND EQUITY	$ 3,813,638	$ (1,795,106)	$ 3,882,305	$ 1,726,439

See the accompanying Notes to the Consolidating Statement of Financial Condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Principles of Consolidation:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in BerchWood Partners LLP ("Affiliate"), both located in the United Kingdom ("UK"). The Company consolidates in its consolidating financial statements, the net assets, income and expenses of the Affiliate as it is determined to be a variable interest entity and has met the criteria of consolidation under accounting principles generally accepted in the United States of America. The Company is considered the primary beneficiary as it directs the activities of both entities. All significant inter-company transactions between the Company and the Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year.

Principal Business Activity:

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Conduct Authority ("FCA") formerly known as the Financial Services Authority ("FSA"). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Basis of Presentation:

The accompanying consolidating financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of the consolidating financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash and Cash Equivalents:

The Company and its Affiliate consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's and its Affiliate's fees receivable are recorded at amounts billed to customers, and presented on the Consolidating Statement of Financial Condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company and the Affiliate.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax, and a provision has been reflected in the consolidating financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable. The tax years that remain subject to examination by taxing authorities are 2013, 2012 and 2011.

No provision is required for taxation on the profits of the Limited Liability Partnership. Under UK tax legislation the Limited Liability Partnership is tax transparent. As a result, each member is assessed for income tax on its share of the Limited Liability Partnership's profits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate.

The accounts of the Affiliate are measured in its functional currency, which is the local currency (British Pounds) and translated into U.S. Dollars. All asset and liability accounts have been translated using the current rate of exchange at the balance sheet date.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2014, the Company had net capital of $345,704 which was $333,297 in excess of its required minimum net capital of $12,407. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions of sub-paragraph (k)(2)(i).

NOTE 3 - FEES RECEIVABLE:

Two customers represented approximately 48% and 48% of the fees receivable at December 31, 2014 of which one was a customer of the Affiliate and one was a customer of the Company.

The fees receivable include $2,822,852 from four customers at December 31, 2014, which are payable in installments through December 2020. The total unamortized discount at December 31, 2014 was $77,088, and is being amortized as interest income by the effective interest method.

NOTE 3 - FEES RECEIVABLE (CONTINUED):

Fees receivable are expected to be collected as follows:

December 31,	
2015	$ 2,238,507
2016	620,909
2017	10,131
2018	10,131
2019	10,131
2020	10,131
Less: Discount	77,088
	$ 2,822,852

The Company does not recognize interest on past due receivables. The Company has not recorded an allowance for doubtful accounts nor had a balance in doubtful accounts at the beginning of the year. All receivables are considered to be performing and none are considered to be impaired.

NOTE 4 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2014 consists of the following:

Machinery and equipment	$ 163,479
Furniture and fixtures	69,348
	232,827
Less: Accumulated depreciation	145,349
	$ 87,478

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Operating Leases:

The Company's lease for its New York office space expires May 19, 2015. The Affiliate's lease for its UK office space expires November 24, 2017. The future minimum payments under both noncancellable operating leases are subject to additional rentals for increases in operating expenses and real estate taxes.

A deferred rent liability representing the cumulative difference between rent paid and the amount recognized under the straight-line method of accounting has been recorded.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Operating Leases (continued):

Future minimum lease payments under the noncancellable operating leases (including Affiliate) at December 31, 2014 are as follows:

Years Ending December 31,	
2015	$ 196,118
2016	101,439
2017	92,986
Total	$ 390,543

The Company is obligated to obtain an irrevocable stand-by letter of credit in lieu of the security deposit on the office in New York City. The letter of credit is collateralized by a restricted certificate of deposit and is shown in cash – restricted on the Consolidating Statement of Financial Condition.

Capital Lease:

In January 2013, the Company entered into a capitalized lease for video communication equipment expiring in January 2016.

Present value of the future minimum capital lease payments are as follows:

Years Ending December 31,	
2015	$16,980
2016	1,415
Total	18,395
Less: Amount representing interest	(339)
Present value of minimum lease payments	$18,056

The cost of the video communication equipment is $49,172 and the accumulated depreciation as of December 31, 2014 is $18,849. These amounts are included in property and equipment in the Consolidating Statement of Financial Condition.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Cash Credit Risk Concentration:

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

The Affiliate maintains cash in a foreign bank account in the UK in the amount of $192,846 at December 31, 2014. The account is covered by the Financial Services Compensation Scheme for up to £85,000.

NOTE 6 - RETIREMENT PLANS:

The Company maintains a defined contribution 401(k) pension plan which covers all eligible members and employees.

In addition, the Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of management.

NOTE 7 - SUBSEQUENT EVENTS:

Subsequent events have been evaluated through the date the consolidating financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.